SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         Schedule 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. __)*

                   National Insurance Group
   ---------------------------------------------------------
                       (Name of Issuer)

                  Common Stock, no par value
   ---------------------------------------------------------
                (Title of Class of Securities)

                           636525107
               --------------------------------
                        (CUSIP Number)

                   Scorpion Acquisition, LLC
                  505 Park Avenue, 12th Floor
                      New York, NY 10022
                        (212) 207-9020
                     c/o Kevin R. McCarthy

                        with a copy to:
                         John E. Lowe
                       Altheimer & Gray
                     10 South Wacker Drive
                    Chicago, Illinois 60606
                        (312) 715-4020

   ---------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       November 3, 1997
   ---------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
   13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
   Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   ---------------------------------------------------------
   1.   Name of Reporting Person:

        Scorpion Acquisition, LLC
   ---------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group:
                                                (a)  / /

                                                (b)  /X/
   ---------------------------------------------------------
   3.   SEC Use Only

   ---------------------------------------------------------
   4.   Source of Funds:  WC
   ---------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                     / /
   ---------------------------------------------------------
   6.   Citizenship or Place of Organization:  Delaware
                  ------------------------------------------
   Number of      7.   Sole Voting Power:  300,000(1)
   Shares         ------------------------------------------
   Beneficially   8.   Shared Voting Power:  0
   Owned By       ------------------------------------------
   Each           9.   Sole Dispositive Power:  300,000(1)
   Reporting      ------------------------------------------
   Person         10.  Shared Dispositive Power:  0
   With
   ---------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

        300,000(1)
   ---------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares:
                                                     / /
   ---------------------------------------------------------
   13.  Percent of Class Represented by Amount in
        Row (11):  7.4%
   ---------------------------------------------------------
   14.  Type of Reporting Person:  CO
   ---------------------------------------------------------

   (1)  Power is exercised through its members.  Mr. Paul
        Caland is an 80% member of Scorpion Acquisition, LLC.



   ---------------------------------------------------------
   1.   Name of Reporting Person:

        Paul Caland
   ---------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group:
                                                (a)  / /
                                                (b)  /X/
   ---------------------------------------------------------
   3.   SEC Use Only

   ---------------------------------------------------------
   4.   Source of Funds:  Not Applicable
   ---------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                     / /
   ---------------------------------------------------------
   6.   Citizenship or Place of Organization:  Lebanon
                  ------------------------------------------
   Number of      7.   Sole Voting Power:  0
   Shares         ------------------------------------------
   Beneficially   8.   Shared Voting Power:  300,000(1)
   Owned By       ------------------------------------------
   Each           9.   Sole Dispositive Power:  0
   Reporting      ------------------------------------------
   Person         10.  Shared Dispositive Power:  300,000(1)
   With
   ---------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

        300,000(1)
   ---------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares:
                                                     / /
   ---------------------------------------------------------
   13.  Percent of Class Represented by Amount in
        Row (11):  7.4%
   ---------------------------------------------------------
   14.  Type of Reporting Person:  IN
   ---------------------------------------------------------

   (1)  Solely in his capacity as an 80% member of Scorpion
        Acquisition, LLC.



   Item 1.   Security and Issuer.
             -------------------

        This statement relates to the shares of common stock, no par value per share (the "Shares") of National
   Insurance Group (the "Issuer"). The principal executive offices of the Issuer are located at 395 Oyster Point
   Blvd., Suite 500, South San Francisco, California 94080.

   Item 2.   Identity and Background.
             -----------------------

        (a)  his Schedule 13D is filed by Scorpion
   Acquisition, LLC, a Delaware limited liability company ("Scorpion") and Paul Caland ("Caland", and, together with Scorpion, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        (b)-(c)

        Scorpion is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Scorpion, which also serves as its principal office, is 505 Park
   Avenue, 12th Floor, New York, NY 10022.

        Mr. Caland's principal business address is 1 Avenue
   Montaigne, Paris, France 75008.

        Scorpion is managed by its members. Mr. Caland owns an 80% membership interest in Scorpion. Two other members of Scorpion own in excess of a 5% membership interest in Scorpion. Without implication that such information is required to be set forth herein, pursuant to Instruction C to Schedule 13D, certain information with respect to such members is set forth below.

        Mr. Nuno Brandolini owns an 8.4% membership interest in Scorpion. Mr. Brandolini's principal business address is c/o Scorpion Holdings, Inc., 505 Park Avenue, 12th
   Floor, New York, NY 10022.

        Mr. Kevin McCarthy owns an 8.4% membership interest in Scorpion. Mr. McCarthy's principal business address is c/o Scorpion Holdings, Inc., 505 Park Avenue, 12th Floor,
   New York, NY 10022.




        (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. Caland is a citizen of Lebanon. Mr.
   Brandolini is a citizen of Italy. Mr. McCarthy is a citizen of the United States of America.

   Item 3.   Source and Amount of
             Funds or Other Consideration.
             ----------------------------

        The Shares reported herein were contributed to Scorpion by Arabella S.A. ("Arabella") on November 3,
   1997. Arabella received such Shares from Mr. Mark
   Speizer, Chairman of the Board of the Issuer, as partial consideration for the repayment of a loan made by Arabella to Mr. Speizer. See Item 4.

   Item 4.   Purpose of Transaction.
             ----------------------

        In May and June 1996, Mr. Speizer acquired 824,395
   Shares in a private transaction. Mr. Speizer paid an aggregate purchase price of $8,605,098 to acquire such Shares, of which $3,024,806 was paid in cash and $5,580,092 was represented by promissory notes. The funding for the cash payment and for Mr. Speizer's payments on such promissory notes was provided by a loan made to Mr. Speizer by Arabella. In June 1997, Arabella accepted payment of $2,000,000 and 300,000 Shares as payment in full of such loan from Mr. Speizer.

        On November 3, 1997, Arabella contributed the
   300,000 Shares it had so received to Scorpion in exchange for an 80% membership interest in Scorpion. On December
   19, 1997, Mr. Caland acquired Arabella's interest in
   Scorpion.

        In connection with the foregoing transactions, Mr.
   Speizer and Scorpion are parties to an agreement
   (Purchase and Sale Agreement) whereby Scorpion will receive a payment from Mr. Speizer equal to the greater




   of $4,000,000 and 50% of the profits that would have been earned on a notional 924,000 Shares with a notional cost of $7.75 per Share, each subject to certain defined adjustments. Such profits are determined by reference to the average closing price of the Shares during the fifteen business days following June 30, 2002 or, if Scorpion has made an election permitted under such agreement, that date between January 1, 2000 and June 30, 2002 that is so elected. Mr. Speizer may make such payment in cash or in Shares, subject to receipt of any necessary approvals or exemptions from the California Commissioner of Insurance.

        The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

        Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional
   Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

        Under the provisions of the California Insurance Code, Scorpion and its affiliates are required to obtain approval from the California Commissioner of Insurance prior to obtaining more than 10% of the voting securities of the Issuer.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

   Item 5.   Item 5.  Interest in Securities of the Issuer.
             ---------------------------------------------

        (a) The aggregate number of Shares that Scorpion owns beneficially, pursuant to Rule 13d-3 of the Act, is 300,000, which constitutes approximately 7.4% of the outstanding Shares, based on 4,032,132 Shares outstanding, as reported by the Issuer in its Quarterly
   Report on Form 10-Q for the quarter ended September 30, 1997. The foregoing does not include 25,000 Shares subject to purchase by Messrs. Brandolini and McCarthy pursuant to exercisable options.




        Because of his position as the holder of an 80% membership interest in Scorpion, Caland may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares owned directly by Scorpion.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

        (b) Acting through its members, Scorpion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300,000 Shares.

        In his capacity as the holder of an 80% membership interest in Scorpion, Caland may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Scorpion.

        (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

        (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

   Item 6.   Contracts, Arrangements, Understandings
             or Relationships with Respect to
             Securities of the Issuer.
             ---------------------------------------

        Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.



   Item 7.   Item 7.  Materials to be Filed as Exhibits.
             ------------------------------------------

        Exhibit A      Agreement pursuant to Rule
                       13d-1(f)(1)(iii)

        Exhibit B      Purchase and Sale Agreement between
                       Mark A. Speizer and Scorpion
                       Acquisition, LLC.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    February 20, 1998


   SCORPION ACQUISITION, LLC


   By:  /s/ Nuno Brandolini
        --------------------
        Nuno Brandolini
        one of its members



        /s/ Paul Caland
   -------------------------
        Paul Caland